SEC FILE NO. 000-29637
CUSIP NUMBER 250660107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR

For Period Ended: March 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:

Determine, Inc.

Former Name if Applicable: Selectica, Inc.

Address of Principal Executive Office (Street and Number):

615 West Carmel Drive, Suite 100

City, State and Zip Code:

Carmel, IN 46032

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Determine, Inc. (the “Company”) experienced unexpected delays in finalizing its financial statements for the fiscal year ended March 31, 2016 due to ongoing review and analysis by the Company’s finance department of the tax treatment of the Company’s international operations combined with staffing limitations due to employee turnover in the Company’s finance department. Such delays could not be eliminated by the Company without unreasonable effort and expense and, as a result, the Company is unable to file its Annual Report on Form 10-K in a timely manner. The Company expects to file its Annual Report on Form 10-K no later than fifteen calendar days after its original due date.

The Company does not anticipate any material changes to the results of operations from the preliminary results disclosed in the press release issued on June 16, 2016, a copy of which is attached to the Current Report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2016.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John Nolan	(650)	532-1500
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Determine, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2016	By:	/s/ John K. Nolan
Name: John K. Nolan
Title: Chief Financial Officer